Exhibit 99.1

Scotiabank to acquire Citibank's Consumer and Small and Medium Enterprise operations in Colombia

TORONTO and NEW YORK, Jan. 31, 2018 /CNW/ - Scotiabank announced today that its Colombian subsidiary, Banco Colpatria Multibanca Colpatria S.A. ("Banco Colpatria"), has reached an agreement to acquire the consumer (retail and credit cards) and small and medium enterprise operations of Citibank in Colombia, subject to regulatory approval. Scotiabank and Mercantil Colpatria will invest proportionately to maintain their existing ownership levels in Banco Colpatria.  Scotiabank's common equity tier one capital ratio will be impacted by less than 10 basis points.  The transaction is not financially material to Scotiabank.

"We're excited about this acquisition because it will allow us to serve new customers in Colombia and it is in line with Scotiabank's strategy to increase scale within the Colombian banking sector, as well as the other Pacific Alliance economies of Mexico, Chile and Peru," said Nacho Deschamps, Group Head of International Banking and Digital Transformation at Scotiabank.  For Eduardo Pacheco, President and CEO of Mercantil Colpatria, this transaction implies "…a sign of confidence that foreign investors have in Colombia; additionally, we have a great opportunity to continue growing our market share in the local financial industry".

Citibank's operations in Colombia include 47 branches and 424 self-service access points across the country.  This agreement also includes the assumption by Banco Colpatria of Citibank's workforce.  This acquisition will enhance Banco Colpatria's strategic position by making it the market-leader in credit cards, increasing its scale in Colombia through the addition of more than 500,000 new customers and expanding its ability to greater serve the country's premium banking segments supported by Scotiabank's Global Wealth Management network.

"We believe that this transaction with Scotiabank and Banco Colpatria is in the best interest of our consumer clients, employees and shareholders", said Alvaro Jaramillo, Citi Country Head, Colombia and Latin America North Cluster Head. "As a leading Global Corporate and Investment Bank with 102 years of uninterrupted service in Colombia, Citi will keep its presence in the country with all of its current corporate and investment bank product offerings – Cash Management, International trade, Custody Service, Treasury, Markets and Investment Banking – sharpening our focus on our Corporate and Institutional clients, where we can continue to add unique value and leverage our global footprint."

Until the transaction receives regulatory approval, all operations, branches, and products will continue to operate as usual. Banco Colpatria, Scotiabank and Citibank will work together to ensure a smooth transition for customers and employees.

About Scotiabank in Colombia and Latin America

•	Scotiabank is one of the largest global banks and Canada's most international financial institution.
•	Scotiabank acquired 51% of Banco Colpatria in 2012
•	Banco Colpatria serves more than 1.5 million retail, corporate, and commercial customers.
•	Through its pension fund management company, Colfondos, Scotiabank serves more than 2.7 million customers and has approximately $14.2 billion in Assets under Management.
•	Scotiabank has been consistently investing across its business in the Pacific Alliance countries, including the opening of new Digital Factories in Chile, Colombia, Mexico and Peru, creating an ecosystem of innovation and accelerating its digital transformation.

About Banco Colpatria
Banco Colpatria is Colombia's fifth largest banking group (consumer loans, home loans, and companies and SMEs) and sixth in deposits (savings, current and CDT accounts).  It serves individuals and the business sector with its presence in 38 cities, $13 billion in assets, a network of 175 offices and more than 370 ATMs. It is recognized as a leader in credit cards (including co-branding cards) and has more than 15 years' experience in partnership with commercial establishments such as Cencosud, Codensa, Claro, Terpel, Yamaha, among others.

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of over $915 billion (as at October 31, 2017), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @Scotiabank.

About Citi
Citi, the leading global bank, has approximately 200 million customer accounts and does business in more than 160 countries and jurisdictions. Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, transaction services, and wealth management.

Citi Colombia's institutional business, which serves more than 1400 clients, has been recognized in industry polls for its performance in investment banking, foreign exchange, cash management services and trade finance, and has been recognized by Euromoney as top FX house for the past four years. It is also the leading bank in Custody for both Foreign and Local Clients, with a 95% and 70% of market share respectively.

Additional information may be found at www.citigroup.com | Twitter: @Citi | YouTube: www.youtube.com/citi | Blog: http://blog.citigroup.com | Facebook: www.facebook.com/citi | LinkedIn: www.linkedin.com/company/citi.

SOURCE Scotiabank

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For further information: Media enquiries - Scotiabank: Juan Iramain, 416-866-4362, juan.iramain@scotiabank.com; Investor Relations - Scotiabank: Adam Borgatti, 416-866-5042, adam.borgatti@scotiabank.com; Media enquiries - Citi: Daniel Diaz, 1-786-8045289, daniel3.diaz@citi.com; Media enquiries - Citi: Jimena Botero, 57-3185893208, Jimena.boterovillegas@citi.com

CO: Scotiabank

CNW 16:23e 31-JAN-18